December 30, 2019

Joshua R. Disbrow
Chief Executive Officer
Aytu BioScience, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112

       Re: Aytu BioScience, Inc.
           Registration Statement on Form S-3
           Filed December 17, 2019
           Amendment No. 1 to the Registration Statement on Form S-3 Filed December 20, 2019
           File No. 333-235548

Dear Mr. Disbrow:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to the Registration Statement on Form S-3

Documents Incorporated by Reference, page 18

1. Please revise the incorporation by reference section to include the Form 8-K filings made on August 2, 2019, September 18, 2019, December 2, 2019 and December 11, 2019.
General

2. We note that your forum selection provision in Section 8 of your Amended and Restated
       Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that
 Joshua R. Disbrow
Aytu BioScience, Inc.
December 30, 2019
Page 2
      regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
      Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
      Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at
(202) 551-
3625 with any questions.



                                                            Sincerely,
FirstName LastNameJoshua R. Disbrow
                                                            Division of
Corporation Finance
Comapany NameAytu BioScience, Inc.
                                                            Office of Life
Sciences
December 30, 2019 Page 2
cc:       Anthony W. Epps
FirstName LastName